United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2008

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Votorantim Celulose e Papel S.A. Companhia Aberta CNPJ nº. 60.643.228/0001 -21 NIRE 35.300.022.807 Aracruz Celulose S.A. Companhia Aberta CNPJ nº. 42.157.511/0001 -61 NIRE 3200000

The management of Votorantim Celulose e Papel S.A. ("VCP") and Aracruz Celulose S.A. ("Aracruz") wish to clarify, through this announcement, that there has been a mistatement during the investors conference held this morning, when it was affirmed, incorrectly, that shareholders of common shares issued by Aracruz would have tag along rights as a result of the sale of the Aracruz shares held by Arapar S.A. As expressly stated in the Material Fact, if the proposed transaction materializes, the resulting transfer of common shares will take place only among shareholders who currently compose the controlling group of Aracruz. As a result, there will be no tag along rights for the other shareholders of Aracruz, since the provisions of section 254-A of the Brazilian Corporations Law (nº 6.404/76) will not apply in this case.

Sao Paulo, August 6th 2008

Valdir Roque CFO and Investor Relations Votorantim Celulose e Papel S.A.	Isac Roffé Zagury Investor Relations Officer Aracruz Celulose S.A.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2008

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer